FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: July 30, 2002

Date of Earliest Event Reported: July 25, 2002

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 0-25464

VIRGINIA	54-1387365
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of principal executive offices)

Registrant's telephone number, including area code: (757) 321-5000

Item 9. REGULATION FD DISCLOSURE

The following summarizes information discussed in Dollar Tree Stores, Inc.'s (the Company's) publicly available telephone conference call on July 25, 2002 regarding its second quarter 2002 earnings results. In addition, the Company's second quarter earnings press release dated July 25, 2002 is attached as Exhibit 99.1. The Company is filing this Form 8-K pursuant to the Securities and Exchange Commission's Regulation FD.

Sales
We expect sales to increase approximately 18%-19% for the full year 2002 based on an underlying comparable store net sales increase of approximately 1%-2% for the remainder of 2002. There are six fewer selling days between Thanksgiving and Christmas this year, which represents significant sales for us. There can be no assurance that comparable store net sales increases will be realized in the second half of 2002.

Gross Margin
Gross profit margin for the second quarter improved compared to the second quarter of 2001 primarily due to improved shrink results, particularly in our Dollar Express stores. Decreased markdowns due to better inventory flow, good seasonal sell through and lower inventory levels also contributed to our gross profit margin improvement. These improvements were partially offset by an increase in occupancy costs, as a percentage of net sales, due to a loss of leverage resulting from the 2.5% decrease in comparable store net sales.

Depreciation and Amortization
Depreciation and amortization expense increased to 3.6% of net sales for the second quarter of 2002 compared to 2.9% for the same period in 2001.   The increase resulted primarily from the implementation of our supply chain system in April 2002, as well as accelerated depreciation of store registers being replaced by our new point-of-sale systems. Our new and expanded stores also contributed to the increase in depreciation expense.

We estimate depreciation and amortization expense will total approximately $19 million in the third quarter and $20 million in the fourth quarter of 2002.

Operating Income
We expect operating income margin improvement in the third and fourth quarters of 2002 compared to 2001, as a result of our store-level expense management initiatives.

Inventories
Inventory levels increased 14.0% compared to June 30, 2001, while sales increased approximately 19.4% and selling square footage increased approximately 26.0%. Inventory at comparable stores declined 2.0%. We expect that our inventory growth will continue to be less than our sales growth in the second half of 2002 because of

management's increased focus on inventory management and merchandise flow. In addition, we have planned inventory to support sales growth of approximately 18-19%.

Real Estate
We opened 148 stores, expanded 51 stores and closed 18 stores during the first half of 2002. Of the 18 stores closed, eight represented unprofitable Spain's Card and Gift stores acquired in connection with our Dollar Express merger in May 2000. We expect to increase selling square-footage by approximately 25% in 2002 and 20%-25% in 2003.

Supply Chain
We are currently operating point-of-sale in over 600 stores and expect to end 2002 with a total of 750-800 point-of-sale stores.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS:

This filing contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding:

- future sales, operating expenses, depreciation and amortization, and operating income margin;
- planned inventory growth;
- selling square-footage growth; and
- our supply chain initiative.

These forward-looking statements are subject to numerous risks and uncertainties that may affect us including:

- adverse economic conditions, such as declining consumer confidence or spending, or bad weather;
- possible difficulties in meeting our sales and other expansion goals and anticipated comparable store net sales results, which may result in loss of leverage of selling, general and administrative expenses;
- the seasonality of our sales, changes in calendar dates of holidays and the importance of our fourth quarter operating results;
- increase in the cost of or disruption of the flow of our imported goods,;
- the difficulties in managing our aggressive growth plans, including opening stores on a timely basis;
- competition and possible increases in merchandise costs, shipping rates, freight costs, or other operating costs such as wage levels; and
- the capacity and performance of our distribution network and our ability to expand its capacity in time to support our sales growth.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections in our Annual Report on Form 10-K filed March 14, 2002. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this filing to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of future events and you should not expect us to do so.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

      (c)   Exhibits

Exhibit #   Description

99.1   Dollar Tree Stores, Inc.'s press release regarding earnings results for the second quarter ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DATE: July 30, 2002

DOLLAR TREE STORES, INC.

By: /s/ Frederick C. Coble

       Frederick C. Coble
       Chief Financial Officer